UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

OSI SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-23125	33-0238801
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

12525 Chadron Avenue, Hawthorne, California	90250
(Address of principal executive offices)	(Zip Code)

Victor Sze	(310) 978-0516
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Conflict Minerals Report of OSI Systems, Inc. (the “Company”) for the reporting period January 1, 2019 to December 31, 2019 is filed as Exhibit 1.01 hereto and is publicly available at https://www.osi-systems.com/about-osi/ethics-and-compliance/conflict-minerals-report.*

Item 1.02 Exhibit

The Company has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 – Exhibits

Item 2.01  Exhibits

Exhibit 1.01 – Conflict Minerals Report for the reporting period January 1, 2019 to December 31, 2019

* The reference to the Company’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD or into the Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report for the reporting period January 1, 2019 to December 31, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

OSI Systems, Inc.

/s/ Victor Sze	May 26, 2020
Victor Sze	(Date)
Executive Vice President, General Counsel, and Secretary